UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 September 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Media Release - Chris Quin appointed as CEO of Telecom Retail

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 20 September 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE
20 September 2012

CHRIS QUIN APPOINTED AS CEO OF TELECOM RETAIL

Telecom has today announced that Chris Quin has been appointed as CEO of the Telecom Retail business unit, effective 1 October 2012.

Chris is currently CEO of Gen-i Australasia. He has been a member of Telecom’s Leadership Team for the last four years and part of the Telecom team for a significant time.

“Chris has done an excellent job in building Gen-i’s position as market leader,” said Simon Moutter, Telecom CEO. “He is a highly experienced ICT executive with proven sales and marketing skills as well as being a terrific people leader.”

“Telecom Retail and its valued SME and consumer customers are a key strategic focus for our business. We have a sound plan in place for Retail to fight hard for market share in broadband and mobile along with a big drive to lift the efficiency of the operation and better meet customer needs.

“Chris’s skills and industry knowledge will ensure that our progress and pace are sustained.

“It is testament to Chris that Gen-i is in such great shape with a world class leadership team, who will ensure continued momentum in that part of our business too.”

“Telecom is one of the largest Retail businesses in the country, and an iconic brand,” said Chris Quin. “I am thrilled to take on a new challenge as Telecom competes vigorously in the retail market and makes the most of massive technological changes such as fibre and 4G to bring outstanding new products and services to customers.”

Prior to his appointment as CEO of Gen-i Australasia, Chris was the general manager of Gen-i’s New Zealand operations. This followed several roles across Telecom that included finance, call centre management, sales and management of service delivery in all customer segments.

Chris has also been an active participant in the ICT industry, including board positions for the business incubator ICE HOUSE, NZICT and the New Centre for Social Innovation.

In 2010 Chris was the recipient of a Sir Peter Blake Emerging Leader Award, and the Chairman’s Award at the TUANZ Innovation Awards.

Before that he was Chief Financial Officer for Mitel New Zealand. He has a BCA from Victoria University in Wellington.

Jo Allison has been appointed Acting CEO of Gen-i Australasia, and Chris will support her in the immediate period. Telecom will undertake a recruitment process to fill the Gen-i role that Chris vacates.

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

- ends -

For media queries, please contact:

Ian Bonnar

Head of Corporate Communications

+64 (0) 27 215 7564

For investor queries, please contact:

Stefan Knight

Head of Investor Relations

Telecom New Zealand

+64 (9) 355 5275

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand